Exhibit 99.1

 1  Step-by-step governance transition plan matches the increasing scale and sophistication of the Company over the next 5 years  2020 Freshpet proxy will include long-term governance transition plan  Objective: Transition Freshpet’s governance practices in place since the 2014 IPO as a fast growing, small cap, private equity-backed company to the practices one would expect in 2025 of a mature $1 billion company that has a broad and sophisticated shareholder base. The plan will match the increasing scale and complexity of the Company over the next 5 years with a step-by-step process that removes the governance practices associated with early stage companies. The plan includes: